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                                                                      Exhibit 11


             AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                  (Unaudited)


(In thousands, except
  per share amounts)


                                                              Three Months Ended
                                                                    March 31,
                                                                1996        1995
Primary:
     Net income applicable to
       common shares ...................................     $ 6,147     $ 5,113

     Weighted average of common
       shares outstanding ..............................      18,564      17,458
     Common share equivalents ..........................         299         375

     Average common shares outstanding .................      18,863      17,833

     Earnings per common share .........................     $   .33     $   .29

Fully diluted:
     Weighted average of common
      shares outstanding ...............................      18,564      17,458
     Common share equivalents ..........................         384         455
     Common shares issuable upon assumed
      conversion of subordinated debentures ............       3,291       3,291

     Average common shares outstanding .................      22,239      21,204

     Earnings per common share .........................     $   .31     $   .28


     Primary earnings per share is computed by dividing net income by the weighted average common and common share equivalents outstanding during the period. For the quarters ended March 31, 1996 and 1995, fully diluted earnings per share is calculated assuming the conversion of the subordinated debentures and the elimination of the associated interest expense, net of tax, of approximately $.73 million.

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